CUSIP No. 05460X109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Axion Power International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

05460X109
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
17050 Sunset Blvd., # D
Pacific Palisades, CA 90272
(310) 584-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

March 1, 2011
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 18,456,729
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,456,729

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
18,456,729

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
21.7% (1)

(14)	Type of Reporting Person (See Instructions)
IN

____________
(1)           Based on 85,155,002 shares of Common Stock outstanding as of November 1, 2010, calculated in accordance with Rule 13d.

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 18,456,729
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,456,729

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
18,456,729

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
21.7% (1)

(14)	Type of Reporting Person (See Instructions)
IN

____________
(1)           Based on 85,155,002 shares of Common Stock outstanding as of November 1, 2010, calculated in accordance with Rule 13d.

CUSIP No. 05460X109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 18,456,729
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,456,729

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
18,456,729

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
21.7% (1)

(14)	Type of Reporting Person (See Instructions)
OO

____________

(1)           Based on 85,155,002 shares of Common Stock outstanding as of November 1, 2010, calculated in accordance with Rule 13d.

CUSIP No. 05460X109

Item 1.

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on April 30, 2008 and prior amendment thereto (collectively, the “Prior Schedules”).  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

The Quercus Trust has the right to appoint one person to the Board, and David Anthony serves on the Board as nominee of the Reporting Persons.

On January 10, 2011, Quercus Trust filed a Form 144 setting forth its intent to sell up to 850,000 shares of Common Stock pursuant to Rule 144 of the Securities and Exchange Commission.  Quercus has made the following sales in brokered transactions:

Date	Number of Shares	Range of Sale Prices ($/Sh)	Weighted-Average Sale Price ($/Sh)

03/01/2011	5,000	$0.81 - 0.82	$ 0.81
03/02/2011	43,500	$0.81 - 0.84	$ 0.8139
03/03/2011	20,000	$0.80 - 0.83	$ 0.8118
03/04/2011	46,200	$0.81 - 0.83	$ 0.8168

The Reporting Persons undertake upon request by the staff to provide full information regarding the number of shares sold at each separate price.

Quercus intends, based upon its liquidity needs and market conditions, to continue to dispose of Common Stock of the Issuer pursuant to Rule 144.

Except as set forth herein and in the Prior Schedules, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 5, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 14 to Schedule 13D filed on February 11, 2011 with respect to the issuer Energy Focus, Inc., David Gelbaum and Monica Chavez Gelbaum have each appointed Joseph P. Bartlett as attorney-in-fact for the Reporting Persons and for the purpose of filing reports under the Securities Exchange Act of 1934.

Item 7. Material to Be Filed as Exhibits

Exhibit A:     Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D.

CUSIP No. 05460X109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 4, 2011	/s/ Joseph P. Bartlett, as attorney-in-fact for David Gelbaum, Co-Trustee of The Quercus Trust
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as attorney-in-fact for Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett as attorney-in-fact
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 05460X109

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D

The undersigned agree that Amendment No. 6 Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.

Dated: March 4, 2011	/s/ Joseph P. Bartlett, as attorney-in-fact for David Gelbaum, Co-Trustee of The Quercus Trust
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as attorney-in-fact for Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett as attorney-in-fact
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust